SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2013
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: November 28, 2013

List of materials

Documents attached hereto:

i) Press Release announcing Reschedule of the Effective Date for Company Split (Small-scale Company Split) of Sony Corporation into JUKI AUTOMATION SYSTEMS CORPORATION.

November 28, 2013
Sony Corporation

Reschedule of the Effective Date for Company Split (Small-scale Company Split) of
Sony Corporation into JUKI AUTOMATION SYSTEMS CORPORATION

Sony Corporation (“Sony”) announced today that Sony and JUKI AUTOMATION SYSTEMS CORPORATION have agreed to reschedule the effective date of the captioned company split to January 1, 2014, since a necessary regulatory approval from the relevant foreign authority has not yet been obtained.  The captioned company split was originally announced on August 9, 2013, and Sony announced on October 25, 2013 that the company split had been rescheduled to become effective as of December 1, 2013, subject to the receipt of a necessary regulatory approval (as stated in the filing document entitled “Reschedule of the Effective Date for Company Split (Small-scale Company Split) of Sony Corporation into JUKI AUTOMATION SYSTEMS CORPORATION”).

The rescheduled effective date remains subject to the receipt of the necessary regulatory approval.

End of document